EXHIBIT 99.3

SNDL Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the year ended December 31, 2024 is dated March 17, 2025. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2024 and December 31, 2023 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form dated March 17, 2025 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are (i) the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; (ii) the operation and support of corporate-owned and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds, Spiritleaf and Superette retail banners; (iii) the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through an owned and licensed cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, La Logue, Versus, Grasslands, Pearls by Grön, No Future and Bhang Chocolate; and (iv) the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 84,506 square feet of total space in British Columbia and approximately 65,500 square feet of total space in Ontario.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market.

SNDL is headquartered in Calgary, Alberta, with operations in Edmonton, Alberta, Kelowna, British Columbia, Bolton, Ontario, London, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Indiva

On July 5, 2024, the Company announced that it had entered into a purchase agreement (the “Bid Agreement”) with Indiva Limited (“Indiva”) and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (collectively, the “Indiva Assets”) (the “Indiva Transaction”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).

The Bid Agreement was entered into in the context of the CCAA proceedings, as part of a sales process where the Indiva Assets were marketed to prospective purchasers (the “Sale Process”) and, accordingly, was subject to approval by the court overseeing the CCAA proceedings and to potential alternative bids submitted pursuant to the Sale Process. On August 29, 2024, the Company announced that its stalking horse bid pursuant to the Bid Agreement had been chosen as the successful bid for the Indiva Assets.

On November 4, 2024, the Company announced that it had successfully closed the Indiva Transaction for consideration of approximately $21.1 million, comprised of the cancellation of $20.7 million in total debt owing by Indiva to the Company and a cash payment of approximately $0.4 million. The Company recorded a bargain purchase gain of $5.5 million, representing the net assets acquired being higher than the consideration due to a higher book value of Indiva’s liquid assets at acquisition than the consideration, as well as a favorable fair value adjustment to property, plant and equipment (refer to note 5(d) in the Audited Financial Statements).

OTHER DEVELOPMENTS

Acquisition of Remaining Minority Interest IN Nova Cannabis

On October 21, 2024, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Nova Cannabis Inc. (“Nova”) (“Nova Shares”) not already owned by the Company, representing approximately 35% of Nova Shares, by way of a statutory plan of arrangement under the ABCA for aggregate consideration of approximately $40 million (the “Nova Transaction”).

Pursuant to the Nova Transaction, each holder of Nova Shares (other than SNDL and its affiliates that hold Nova Shares) (“Nova Shareholders”) was entitled to receive $1.75 in cash for each Nova Share held (the “Cash Consideration”), provided that Nova Shareholders could elect to receive, in lieu of the Cash Consideration, 0.58 of a common share of SNDL (“SNDL Shares”) for each Nova Share held (the “Share Consideration” and, collectively with the Cash Consideration, the “Consideration”), subject to proration and a maximum of 50% of the aggregate Consideration being payable in SNDL Shares. Upon the closing of the Nova Transaction, an aggregate of 159,792 SNDL Shares were issued as Share Consideration to Nova Shareholders and an aggregate of $37.3 million was paid as Cash Consideration to validly electing Nova Shareholders.

On December 31, 2024, SNDL amalgamated with Nova pursuant to the provisions of the ABCA.

Overheads restructuring project and operational adjustments

On July 16, 2024, the Company announced a restructuring project aimed at reducing corporate overheads and improving the efficiency of its organizational structure to position the Company for future growth (the “Restructuring Project”). The Restructuring Project is expected to deliver over $20 million in annualized cost savings driven primarily by the optimization of corporate overhead spending, including the reduction in 106 full-time employees. The Restructuring Project will require a one-time investment of $11 million over 18 months.

As part of these operational adjustments, the Company consolidated its cannabis segments into a single unit under the leadership of Tyler Robson, President, Cannabis. This consolidation is intended to enhance efficiency, improve alignment and improve process speed within the Company’s vertical model. The Company expects to achieve most of the anticipated annualized savings by mid-2025.

Lightbox acquisition and assignment

On March 28, 2023, the Company announced that it had entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company (or its designee) would acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Lightbox Transaction”). The Lightbox Transaction consideration was comprised of (i) approximately $1.7 million in cash, (ii) the cancellation of approximately $3.0 million of debt owing by Lightbox to the Company, and (iii) the issuance of 1.1 million SNDL common shares valued at $3.7 million.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the four cannabis retail stores to Nova. On May 8, 2024, the Company completed the Lightbox Transaction and the assignment of its rights to own or operate the four cannabis retail stores to Nova.

share repurchase program

On November 14, 2024, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2024. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 13.2 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2025. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

For the year ended December 31, 2024, the Company purchased and cancelled 5.0 million common shares at a weighted average price, excluding commissions, of $2.61 (US$1.84) per common share for a total cost of $13.2 million including commissions. From January 1, 2025 to March 17, 2025, the Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	YTD 2024	YTD 2023	Change	% Change
Financial Results
Net revenue	920,448	909,006	11,442	1%
Cost of sales	680,117	718,591	(38,474)	-5%
Gross profit	240,331	190,415	49,916	26%
Gross margin (1)	26%	21%		5%
Operating loss	(103,811)	(163,171)	59,360	36%
Adjusted operating income (loss) (2)	(86,144)	(98,028)	11,884	12%
Net loss attributable to owners of the Company	(94,796)	(172,660)	77,864	45%
Per share, basic and diluted	(0.36)	(0.67)	0.31	46%
Change in cash and cash equivalents	23,318	(84,545)	107,863	128%
Free cash flow (2)	8,872	(60,883)	69,755	115%

Statement of Financial Position
Cash and cash equivalents	218,359	195,041	23,318	12%
Inventory	127,919	129,060	(1,141)	-1%
Right of use assets	115,435	129,679	(14,244)	-11%
Property, plant and equipment	145,810	152,916	(7,106)	-5%
Total assets	1,349,242	1,473,164	(123,922)	-8%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Salaries and wages	29,861	29,055	121,100	114,684
Consulting fees	1,497	833	4,315	4,320
Office and general	9,941	11,190	46,706	51,191
Professional fees	1,447	7,045	6,781	14,620
Merchant processing fees	1,904	1,804	6,793	6,332
Director fees	121	150	685	550
Other	(239)	113	863	8,028
	44,532	50,190	187,243	199,725

General and administrative expenses for the three months ended December 31, 2024 were $44.5 million compared to $50.2 million for the three months ended December 31, 2023. The decrease of $5.7 million was mainly due to a decrease in office and general and professional fees, partially offset by increases in salaries and wages and consulting fees. Office and general decreased due to the initiatives aimed at reducing corporate overheads, professional fees decreased due to Nova no longer incurring standalone public company costs and consulting fees increased due to projects aimed at supporting corporate initiatives.

General and administrative expenses for the year ended December 31, 2024 were $187.2 million compared to $199.7 million for the year ended December 31, 2023. The decrease of $12.5 million was mainly due to decreases in office and general, professional fees and other expenses, partially offset by an increase in salaries and wages. Office and general decreased due to the initiatives aimed at reducing corporate overheads, professional fees decreased due to Nova no longer incurring standalone public company costs and other expenses decreased mainly due to decreases in expected credit losses, driven by initiatives focused on collectability as well as having more historical collection data providing better evidence for future collectability estimates.

Share-based compensation

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Equity-settled expense
Simple warrants	—	—	—	(332)
Stock options	—	1	1	(1)
Restricted share units	3,906	3,639	15,160	13,350
Cash-settled expense
Deferred share units	703	285	4,876	2,383
	4,609	3,925	20,037	15,400

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs during the applicable period (which pre-dated the completion of the Nova Transaction).

Share-based compensation expense for the three months ended December 31, 2024 was $4.6 million compared to $3.9 million for the three months ended December 31, 2023. The increase of $0.7 million was due to an increase in RSU expense and an increase in DSU expense. The increase in RSU expense was due to the issuance of new RSUs, partially offset by the vesting of RSUs granted in prior years. The increase in DSU expense was mainly caused by the settlement of Nova DSUs in connection with acquiring the remaining non-controlling interest in Nova pursuant to the Nova Transaction.

Share-based compensation expense for the year ended December 31, 2024 was $20.0 million compared to $15.4 million for the year ended December 31, 2023. The increase of $4.6 million was due to an increase in RSU expense and DSU expense. The increase in RSU expense was due to the issuance of new RSUs, partially offset by the vesting of RSUs granted in prior years. The increase in DSU expense was caused by the change in fair value and the settlement of Nova DSUs in connection with acquiring the remaining non-controlling interest in Nova pursuant to the Nova Transaction. The year ended December 31, 2024 had an increase in fair value resulting from an increase in the Company’s share price compared to the prior year which had a decrease in fair value resulting from a decrease in the Company’s share price.

RESTRUCTURING costs

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Restructuring costs	617	13,287	2,667	19,573

Restructuring costs for the three months ended December 31, 2024 were $0.6 million and relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring, and salaries and wages of personnel focused on restructuring projects. Restructuring costs for the three months ended December 31, 2023 were $13.3 million and related to the closure of the Olds facility.

Restructuring costs for the year ended December 31, 2024 were $2.7 million and relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring, and salaries and wages of personnel focused on restructuring projects. Restructuring costs for the year ended December 31, 2023 were $19.6 million and relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring and other costs related to the closure of the Olds facility.

Finance costs

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Cash finance expense
Other finance costs	2	34	95	81
	2	34	95	81
Non-cash finance expense
Change in fair value of investments at fair value through profit or loss	—	(360)	575	3,317
Accretion on lease liabilities	1,909	2,006	7,697	7,921
Financial guarantee liability recovery	(14)	—	(48)	(139)
Other	(75)	118	(395)	1,039
	1,820	1,764	7,829	12,138
Interest income	(183)	(209)	(763)	(857)
	1,639	1,589	7,161	11,362

Finance costs include accretion expense related to lease liabilities, finance income related to net investment in subleases, change in fair value of investments at fair value through profit or loss (“FVTPL”) and certain other expenses. Finance costs are reported within other expenses, net, as disclosed in note 31 in the Audited Financial Statements.

Finance costs for the three months ended December 31, 2024 were consistent with the three months ended December 31, 2023. The change in fair value of investments at FVTPL in the comparative period was partially offset by a decrease in other expenses caused by lease remeasurements and a decrease in accretion on lease liabilities.

Finance costs for the year ended December 31, 2024 were $7.2 million compared to $11.4 million for the year ended December 31, 2023. The decrease of $4.2 million was mainly due to decreases in the change in fair value of investments at FVTPL, other expenses primarily caused by lease remeasurements and accretion on lease liabilities.

Change in estimate of fair value of derivative warrants

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Change in estimate of fair value of derivative warrants	(26)	(2,400)	(4,374)	(6,602)

Change in estimate of fair value of derivative warrants is reported within other expenses, net, as disclosed in note 31 in the Audited Financial Statements.

The change in estimate of fair value of derivative warrants for the three months ended December 31, 2024 was a recovery of $26.0 thousand compared to a recovery of $2.4 million for the three months ended December 31, 2023. The recovery in the current period is smaller due to the expiration of the new warrants during the year and relates to a decrease in fair value, mainly due to a decrease in the Company’s closing share price from US$2.06 on September 30, 2024 to US$1.79 on December 31, 2024. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company’s closing share price from US$1.90 on September 30, 2023, to US$1.64 on December 31, 2023.

The change in estimate of fair value of derivative warrants for the year ended December 31, 2024 was a recovery of $4.4 million compared to a recovery of $6.6 million for the year ended December 31, 2023. The recovery in the current period relates to the expiration of the 9.8 million new warrants that were issued in 2021 and a minimal decrease in fair value of the remaining warrants. The recovery in the prior period relates to a decrease in the fair value, mainly due to a decrease in the Company’s closing share price from US$2.09 on December 31, 2022, to US$1.64 on December 31, 2023.

Operating loss

	Year ended December 31
($000s)	2024	2023
Operating loss	(103,811)	(163,171)

Operating loss for the year ended December 31, 2024 was $103.8 million compared to $163.2 million for the year ended December 31, 2023. The decrease in operating loss of $59.4 million was primarily due to increases in gross profit ($49.9 million) and investment income ($10.3 million), decreased general and administrative expenses ($12.5 million), depreciation and amortization ($6.0 million), restructuring costs ($16.9 million) and asset impairment ($37.7 million), partially offset by decreased share of profit of equity-accounted investees ($72.2 million) and increased share-based compensation expense ($4.6 million).

Net loss from continuing operations

	Year ended December 31
($000s)	2024	2023
Net loss from continuing operations	(96,204)	(172,016)

Net loss from continuing operations for the year ended December 31, 2024 was $96.2 million compared to $172.0 million for the year ended December 31, 2023. The decrease in net loss from continuing operations of $75.8 million was largely due to increases in gross profit ($49.9 million), investment income ($10.3 million) and income tax recovery ($9.4 million), decreased general and administrative expenses ($12.5 million), depreciation and amortization ($6.0 million), restructuring costs ($16.9 million), asset impairment ($37.7 million) and other expenses ($7.0 million), partially offset by decreased share of profit of equity-accounted investees ($72.2 million) and increased share-based compensation expense ($4.6 million).

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain eliminations and overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at December 31, 2024
Total assets	326,061	195,823	230,021	577,522	19,815	1,349,242
Year ended December 31, 2024
Net revenue (2)	555,259	311,689	109,470	—	(55,970)	920,448
Gross profit	139,706	78,827	21,798	—	—	240,331
Operating income (loss)	34,781	(1,742)	2,663	(50,013)	(89,500)	(103,811)
Adjusted operating income (loss) (3)	34,781	13,258	3,091	(50,013)	(87,261)	(86,144)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $56.0 million for the year ended December 31, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Year ended December 31, 2023
Net revenue (4)	578,895	289,980	87,071	—	(46,940)	909,006
Gross profit	137,286	73,690	(20,561)	—	—	190,415
Operating income (loss)	24,655	4,840	(112,744)	11,746	(91,668)	(163,171)
Adjusted operating income (loss) (5)	24,655	4,840	(52,728)	11,746	(86,541)	(98,028)
(1)
Cannabis retail includes the operations of Superette Inc. (“Superette”) for the period February 8, 2023 to December 31, 2023.
(2)
Cannabis operations include the operations of The Valens Company Inc. (“Valens”) for the period January 18, 2023 to December 31, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $46.9 million for the year ended December 31, 2023 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.
(5)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Net revenue	154,080	159,493	555,259	578,895
Cost of sales	115,844	121,097	415,553	441,609
Gross profit	38,236	38,396	139,706	137,286
Gross margin (1)	24.8%	24.1%	25.2%	23.7%

General and administrative	17,078	19,053	70,835	70,563
Sales and marketing	799	1,522	2,611	4,791
Depreciation and amortization	8,111	7,719	33,551	35,662
Asset impairment	—	—	(2,075)	1,640
Loss on disposition of assets	(77)	(18)	3	(25)
Operating income (loss)	12,325	10,120	34,781	24,655
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended December 31, 2024 was $154.1 million compared to $159.5 million for the three months ended December 31, 2023. The decrease of $5.4 million was due to a reduction in overall customer traffic, changing consumer preferences and retail network optimization.

Net revenue for the year ended December 31, 2024 was $555.3 million compared to $578.9 million for the year ended December 31, 2023. The decrease of $23.6 million was due to a reduction in overall customer traffic, changing consumer preferences and retail network optimization.

Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. Cost of sales for the three months ended December 31, 2024 was $115.8 million compared to $121.1 million for the three months ended December 31, 2023. The decrease of $5.3 million was due to an overall decrease in sales and shifting consumer preferences to value segments.

Cost of sales for the year ended December 31, 2024 was $415.6 million compared to $441.6 million for the year ended December 31, 2023. The decrease of $26.0 million was due to decreases in sales as noted above, offset by increased focus on private label products.

Gross profit for the three months ended December 31, 2024 was $38.2 million (24.8%) compared to $38.4 million (24.1%) for the three months ended December 31, 2023. The decrease of $0.2 million was partly due to the reduction in net revenue and cost of sales as noted above, partially offset by the introduction of new proprietary licensing arrangements and continued focus on private label portfolio.

Gross profit for the year ended December 31, 2024 was $139.7 million (25.2%) compared to $137.3 million (23.7%) for the year ended December 31, 2023. The increase of $2.4 million was due to the introduction of new proprietary licensing arrangements, focus on the private label portfolio and the factors contributing to the reduction to cost of sales noted above.

The decrease in sales and marketing for the three months ended December 31, 2024 and year ended December 31, 2024 were caused by the Canada Post strike preventing the distribution of flyers and other changes to marketing initiatives.

During the year ended December 31, 2024, the Company recorded impairment reversals to right of use assets of $0.5 million and property, plant and equipment of $1.6 million due to improved store level operating results. During the year ended December 31, 2023, the Company recorded impairments to right of use assets of $1.2 million and property, plant and equipment of $0.4 million due to underperforming operating results of certain stores.

At March 17, 2025, the Ace Liquor store count was 133, the Liquor Depot store count was 19 and the Wine and Beyond store count was 13.

CANNABIS RETAIL SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023 (1)
Net revenue	83,170	75,152	311,689	289,980
Cost of sales	62,680	55,107	232,862	216,290
Gross profit	20,490	20,045	78,827	73,690
Gross margin (2)	24.6%	26.7%	25.3%	25.4%

Interest and fee revenue	—	25	—	100

General and administrative	10,630	11,919	45,887	46,924
Sales and marketing	192	90	1,070	1,074
Depreciation and amortization	3,665	4,429	15,143	15,820
Share-based compensation	—	—	1	6
Asset impairment	15,000	4,481	18,014	5,047
Loss on disposition of assets	—	—	454	79
Operating income (loss)	(8,997)	(849)	(1,742)	4,840
(1)
Cannabis retail results include the operations of Superette for the period February 8, 2023 to December 31, 2023.
(2)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended December 31, 2024 was $83.2 million compared to $75.2 million for the three months ended December 31, 2023. The increase of $8.0 million is mainly attributable to an increase in same store sales and an increase in the number of stores, from both newly opened and acquired stores.

Same store sales are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the year ended December 31, 2024 was $311.7 million compared to $290.0 million for the year ended December 31, 2023. The increase of $21.7 million is mainly attributable to an increase in same store sales, an increase in the number of stores and proprietary licensing arrangements. Corporate store sales increased partly as a result of newly opened and acquired stores and the increase in proprietary licensing arrangements was due to a variable services agreement.

Cost of sales for the three months ended December 31, 2024 was $62.7 million compared to $55.1 million for the three months ended December 31, 2023. The increase of $7.6 million was due to a corresponding increase in same store sales and newly opened and acquired stores.

Cost of sales for the year ended December 31, 2024 was $232.9 million compared to $216.3 million for the year ended December 31, 2023. The increase of $16.6 million was due to a corresponding increase in same store sales and newly opened and acquired stores.

Gross profit for the three months ended December 31, 2024 was $20.5 million (24.6%) compared to $20.0 million (26.7%) for the three months ended December 31, 2023. The increase of $0.5 million was due to increased corporate store sales. The decrease in gross margin was mainly due to a decrease in franchise revenue from the conversion of several franchises into corporate owned stores.

Gross profit for the year ended December 31, 2024 was $78.8 million (25.3%) compared to $73.7 million (25.4%) for the year ended December 31, 2023. The increase of $5.1 million was due to proprietary licensing arrangements which do not have an associated cost of sales and increased corporate store sales.

During the year ended December 31, 2024, the Company recorded net impairments to right of use assets of $1.6 million and property, plant and equipment of $1.4 million due to underperforming operating results of certain stores, and $15.0 million to intellectual property and rights pertaining to the Inner Spirit Holdings Ltd. (“Inner Spirit”) acquisition due to adverse market conditions and planned corporate Spiritleaf store rebranding. During the year ended December 31, 2023, the Company recorded impairments to right of use assets of $2.6 million and property, plant and equipment of $2.4 million due to underperforming operating results of certain stores.

At March 17, 2025, the Spiritleaf store count was 67 (8 corporate stores and 59 franchise stores), the Superette store count was 1 corporate store and the Value Buds store count was 117 corporate stores.

CANNABIS OPERATIONS SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2024 (1)	2023	2024 (1)	2023 (2)
Net revenue	37,092	26,044	109,470	87,071
Cost of sales	27,019	27,149	87,672	107,632
Gross profit	10,073	(1,105)	21,798	(20,561)
Gross margin (3)	27.2%	-4.2%	19.9%	-23.6%

Gain (loss) on marketable securities	—	(40)	—	(651)

General and administrative	3,079	1,625	8,059	17,918
Sales and marketing	1,704	2,053	6,396	6,417
Research and development	124	109	346	337
Depreciation and amortization	721	1,085	2,615	3,835
Restructuring costs	48	13,398	428	14,446
Asset impairment	—	46,238	1,378	48,280
(Gain) loss on disposition of assets	6	96	(87)	299
Operating income (loss)	4,391	(65,749)	2,663	(112,744)
(1)
Cannabis operations include the operations of Indiva for the period November 4, 2024 to December 31, 2024.
(2)
Cannabis operations include the operations of Valens for the period January 18, 2023 to December 31, 2023.
(3)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended December 31, 2024 was $37.1 million compared to $26.0 million for the three months ended December 31, 2023. The increase of $11.1 million was mainly due to increased provincial board and wholesale sales, as well as the impact of sales from the Indiva Transaction.

Net revenue for the year ended December 31, 2024 was $109.5 million compared to $87.1 million for the year ended December 31, 2023. The increase of $22.4 million was mainly due to increased provincial board and wholesale sales from a dedicated sales team focusing on segment growth, as well as the impact of sales from the Indiva Transaction.

Cost of sales for the three months ended December 31, 2024 were $27.0 million compared to $27.1 million for the three months ended December 31, 2023. The decrease of $0.1 million was mainly due to a decrease in inventory impairment and obsolescence of $7.7 million based on improved product management and demand planning, partially offset by an increase in cost of sales correlating to increased revenue.

Cost of sales for the year ended December 31, 2024 were $87.7 million compared to $107.6 million for the year ended December 31, 2023. The decrease of $19.9 million was due to a decrease in inventory impairment and obsolescence of $26.9 million based on improved product management and demand planning, partially offset by an increase in cost of sales correlating to increased revenue.

Gross profit for the three months ended December 31, 2024 was $10.1 million (27.2%) compared to negative $1.1 million (-4.2%) for the three months ended December 31, 2023. The increase of $11.2 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies, as noted above.

Gross profit for the year ended December 31, 2024 was $21.8 million (19.9%) compared to negative $20.6 million (-23.6%) for the year ended December 31, 2023. The increase of $42.4 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies, as noted above.

The increase in general and administrative expenses for the three months ended December 31, 2024 was mainly attributable to the Indiva operations. The decrease in general and administrative expenses for the year ended December 31, 2024 was due to the reversal of expected credit losses in the current period and a decrease in costs from the closure of the Olds facility.

During the year ended December 31, 2024, the Company recorded impairments to assets held for sale of $1.3 million due to adverse commercial real estate market conditions. During the year ended December 31, 2023, the Company recorded impairments to property, plant and equipment of $18.6 million, $15.6 million due to the closure of the Olds facility and $3.0 million relating to discontinued machinery and equipment, to intangible assets of $0.8 million due to decreasing market demand and to goodwill of $29.0 million due to changes in circumstance since the Valens acquisition.

INVESTMENTS SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Investment income	2,734	3,292	15,551	5,408
Share of profit (loss) of equity-accounted investees	(66,458)	(8,403)	(65,459)	6,758

General and administrative	—	106	105	420
Operating income (loss)	(63,724)	(5,217)	(50,013)	11,746

Investment income for the three months ended December 31, 2024 was $2.7 million compared to $3.3 million for the three months ended December 31, 2023. The decrease of $0.6 million was mainly due to the reimbursement of principal and interest owed on a convertible debenture that has been extinguished and a decrease in interest revenue from cash.

Investment income for the year ended December 31, 2024, was $15.6 million compared to $5.4 million for the year ended December 31, 2023. The increase of $10.2 million was due a decrease in loss on marketable securities and the reimbursement of principal and interest owed on a convertible debenture that has been extinguished. The Company disposed of the majority of its marketable securities in the prior year resulting in a minor loss in the current period.

Share of profit (loss) of equity-accounted investees is comprised of the Company’s share of the net profit (or loss) generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses.

Share of loss of equity-accounted investees for the three months ended December 31, 2024 was $66.5 million compared to $8.4 million for the three months ended December 31, 2023. The decrease of $58.1 million was due to accounting fair value adjustments to the investments. The decreases in fair value of the investment portfolio were partly due to declining revenue forecasts, notably from Florida voting against the legalization of adult-use cannabis in November 2024.

Share of loss of equity-accounted investees for the year ended December 31, 2024 was a loss of $65.5 million compared to profit of $6.8 million for the year ended December 31, 2023. The decrease of $72.3 million was due to accounting fair value adjustments to the investments. The decreases in fair value of the investment portfolio were partly due to declining revenue forecasts, notably from Florida voting against the legalization of adult-use cannabis in November 2024.

FOURTH QUARTER 2024

($000s, except per share amounts)	Q4 2024	Q4 2023	Change	% Change
Financial Results
Net revenue	257,679	248,450	9,229	4%
Cost of sales	188,880	191,114	(2,234)	-1%
Gross profit	68,799	57,336	11,463	20%
Gross margin (1)	27%	23%		4%
Operating loss	(76,089)	(85,017)	8,928	11%
Adjusted operating income (loss) (2)	(60,472)	(27,094)	(33,378)	-123%
Net loss attributable to owners of the Company	(67,142)	(82,788)	15,646	19%
Per share, basic and diluted	(0.25)	(0.32)	0.07	22%
Change in cash and cash equivalents	(44,617)	(6,942)	(37,675)	-543%
Free cash flow (2)	11,625	1,383	10,242	741%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Operating loss for the three months ended December 31, 2024 was $76.1 million compared to $85.0 million for the three months ended December 31, 2023. The decrease in operating loss of $8.9 million was due to a decrease in share of profit of equity-accounted investees ($58.1 million), partially offset by increases in gross profit ($11.5 million) and decreases in general and administrative expenses ($5.7 million), restructuring costs ($12.7 million) and asset impairment ($35.7 million).

Net loss from continuing operations for the three months ended December 31, 2024 was $67.2 million compared to $85.4 million for the three months ended December 31, 2023. The decrease in net loss from continuing operations of $18.2 million was largely due to a decrease in share of profit of equity-accounted investees ($58.1 million), partially offset by increases in gross profit ($11.5 million) and income tax recovery ($6.6 million), and decreases in general and administrative expenses ($5.7 million), restructuring costs ($12.7 million), asset impairment ($35.7 million) and other expenses ($2.7 million).

Free cash flow was $11.6 million for the three months ended December 31, 2024 compared to $1.4 million for the three months ended December 31, 2023. The increase of $10.2 million was mainly due to a decrease in net loss and adjustments for non-cash items, partially offset by an increase in non-cash working capital ($10.9 million).

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2024				2023
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenue	257,679	236,892	228,127	197,750	248,450	237,595	231,916	191,045
Gross profit	68,799	62,968	58,164	50,400	57,336	48,605	51,933	32,541
Investment (loss) income	2,734	5,577	3,204	4,036	3,400	3,416	(599)	(958)
Net loss from continuing operations attributable to owners of the Company	(67,142)	(19,328)	(5,772)	(2,554)	(82,788)	(21,784)	(29,350)	(34,203)
Per share, basic and diluted	(0.25)	(0.07)	(0.02)	(0.01)	(0.32)	(0.08)	(0.11)	(0.13)
Net loss attributable to owners of the Company	(67,142)	(19,328)	(5,772)	(2,554)	(82,788)	(21,784)	(32,520)	(35,568)
Per share, basic and diluted	(0.25)	(0.07)	(0.02)	(0.01)	(0.32)	(0.08)	(0.12)	(0.14)

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Entering into and acquiring several cannabis-related investments;
•
Disposing of marketable securities;
•
Impairment of property, plant and equipment and right of use assets;
•
Changes to provisions for inventory obsolescence and impairment;
•
Investments in and distributions from SunStream;
•
Acquisitions of Zenabis Ltd., Valens, Superette, Lightbox and Indiva;
•
Impairment of intangible assets from the acquisition of Inner Spirit;
•
Impairment of goodwill and intangible assets from the acquisition of Alcanna Inc.;
•
Impairment of goodwill from the acquisition of Valens;
•
Impairment of the Olds facility due to the consolidation of all cultivation activities to the Atholville, New Brunswick facility;
•
Repayment and exiting cannabis-related investments;
•
Increased net revenue and gross profit from acquisitions and organic growth; and
•
Decreased general and administrative expenses due to initiatives aimed at reducing corporate overheads and improving the efficiency of its organizational structure.

SELECTED ANNUAL INFORMATION

The following table summarizes selected financial information of the Company for the three most recently completed financial years.

	Year ended December 31	Year ended December 31	Year ended December 31
($000s, except per share amounts)	2024	2023	2022
Gross revenue	975,419	957,725	729,694
Net loss from continuing operations attributable to owners of the Company (1)	(94,796)	(168,125)	(335,114)
Per share, basic and diluted	$(0.36)	$(0.65)	$(1.46)
Total assets (1)	1,349,242	1,473,164	1,559,350
Total non-current liabilities	125,329	140,677	142,334
(1)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s December 31, 2022 audited financial statements.

GROSS REVENUE

During the year ended December 31, 2024, gross revenue increased by $17.7 million due to an increase in cannabis retail revenue ($21.7 million) and cannabis operations revenue ($19.6 million), partially offset by a decrease in liquor retail revenue ($23.6 million).

During the year ended December 31, 2023, gross revenue increased by $228.0 million due to the acquisition of Valens and the inclusion of a full year of revenue from Alcanna and its subsidiary Nova (each of which subsequently amalgamated with the Company), in addition to an increase in number of stores and proprietary licensing arrangements.

During the year ended December 31, 2022, gross revenue increased by $662.4 million due to the acquisition of Alcanna and, indirectly, its ownership interest in Nova ($639.5 million), the inclusion of a full year of revenue from Inner Spirit ($12.2 million) and an increase in cannabis revenue ($10.7 million) due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices.

Net loss

During the year ended December 31, 2024, net loss decreased by $73.3 million due to an increase in gross profit, an increase in investment income, decreases in general and administrative expenses, depreciation and amortization, restructuring costs and asset impairment, partially offset by a decrease in share of profit of equity-accounted investees, and an increase in share-based compensation expense. Gross profit increased due to increased cannabis retail and cannabis operations sales and lower cannabis operations inventory impairment and obsolescence. Investment income increased due to losses on marketable securities that were disposed of in the prior year. General and administrative expenses decreased due to restructuring and cost-saving initiatives. Restructuring costs decreased due to significant restructuring activities in the prior year, including the closure of the Olds facility. Asset impairment decreased due to the prior year impairment of the Olds facility and goodwill related to acquisitions. Share of profit of equity-accounted investees decreased due to the fair value adjustments to the investments. Share-based compensation expense increased due to the granting of RSUs and DSUs in the current year.

During the year ended December 31, 2023, net loss decreased by $167.0 million due to an increase in gross profit, decreases in investment losses, an increase in share of profit of equity-accounted investees, lower asset impairment and lower finance costs, partially offset by increases in general and administrative expenses, depreciation and amortization and restructuring costs. Gross profit, general and administrative expenses and depreciation and amortization all increased due to the Valens and Alcanna acquisitions. Investment losses decreased due to the Company disposing of the majority of its marketable securities in the current year. Share of profit of equity-accounted investees increased due to the fair value adjustments to the investments. Restructuring costs in the current year relate to the optimization of the Company’s manufacturing and operational footprint to better address market saturation and oversupply. The asset impairment related to the Olds facility and goodwill related to the Valens acquisition. The decrease in finance costs was due to significant decreases in the fair value of investments at FVTPL in the prior year, mostly due to the Zenabis senior loan.

During the year ended December 31, 2022, net loss increased by $108.1 million due to increases in investment losses, share of loss of equity-accounted investees, general and administrative expenses, depreciation and amortization, asset impairment and finance costs, partially offset by an increase in gross profit, lower transaction costs and change in fair value of derivative warrant liabilities. Gross profit, general and administrative expenses, depreciation and amortization and finance costs all increased due to the Alcanna and Inner Spirit acquisitions. Transaction costs related to various acquisitions, partially offset by a recovery related to the reversal of a provision for costs associated with securities class action lawsuits. Change in fair value of derivative warrant liabilities related to a decrease in the fair value. Investment losses increased due to the Company realizing a gain on disposition in the comparative period. Share of loss of equity-accounted investees increased due to fair value adjustments to the investments related to increased assessed credit risk in the US cannabis industry. The asset impairment related to cannabis retail goodwill and intangible assets from the acquisitions of Inner Spirit and Alcanna (and, indirectly, its ownership interest in Nova).

Total assets

During the year ended December 31, 2024, total assets decreased by $123.9 million mainly due to decreases in equity-accounted investees, right of use assets, property, plant and equipment and intangible assets, partially offset by increases in cash and cash equivalents and assets held for sale. Equity-accounted investees decreased due to decreases in fair value.

Right of use assets, property, plant and equipment and intangible assets decreased due to depreciation and impairments. Cash and cash equivalents increased due to cash from operating activities and investing activities. Assets held for sale increased due to the classification of the Olds facility.

During the year ended December 31, 2023, total assets decreased by $86.2 million due to decreases in cash and cash equivalents, marketable securities and investments, partially offset by increases in equity-accounted investees and goodwill. The decrease in cash was mainly attributable to cash used in operating activities, additions to equity-accounted investees and payments on lease liabilities. Marketable securities decreased due the Company disposing of the majority of its marketable securities in the current year. Investments decreased due to the acquisitions of Valens and Superette. Equity-accounted investees increased due to capital additions and increases in fair value. Goodwill increased due to the Valens acquisition.

During the year ended December 31, 2022, total assets increased by $131.7 million due to increases in inventory, right-of-use assets, property, plant and equipment, investments, equity-accounted investees and goodwill, partially offset by decreases in cash and cash equivalents and marketable securities. Inventory, right-of-use assets, property, plant and equipment and goodwill increased due to the acquisition of Alcanna (and, indirectly, its ownership interest in Nova). Investments increased mainly due to the Company’s loan to Valens. Equity-accounted investees increased due to capital contributions made during the year, partially offset by decreases in fair value. Cash and cash equivalents decreased mainly due to investments made during the year, capital contributions to the Company’s equity accounted investee and the Alcanna acquisition (and, indirectly, its ownership interest in Nova). Marketable securities decreased due to an increase in unrealized losses.

Total non-current liabilities

During the year ended December 31, 2024, total non-current liabilities decreased by $15.3 million due to a decrease in non-current lease liabilities from a reduction in lease liabilities due to the passage of time and lease payments.

During the year ended December 31, 2023, total non-current liabilities decreased by $1.7 million due to a decrease in non-current lease liabilities from a reduction in lease liabilities due to the passage of time and lease payments.

During the year ended December 31, 2022, total non-current liabilities increased by $110.1 million due to an increase in lease liabilities from the Alcanna acquisition (and, indirectly, its ownership interest in Nova).

LIQUIDITY AND CAPITAL RESOURCES

($000s)	December 31, 2024	December 31, 2023
Cash and cash equivalents	218,359	195,041

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at December 31, 2024, the Company had no outstanding bank debt or other debt.

Equity

As at December 31, 2024, the Company had the following share capital instruments outstanding:

(000s)	December 31, 2024	December 31, 2023
Common shares	263,022	262,776
Common share purchase warrants (1)	118	309
Simple warrants (2)	39	67
Performance warrants (3)	25	54
Stock options (4)	572	854
Restricted share units	9,371	8,630
Derivative warrants (5)	50	9,933
(1)
118.4 thousand warrants were exercisable as at December 31, 2024.
(2)
38.9 thousand simple warrants were exercisable as at December 31, 2024.
(3)
14.1 thousand performance warrants were exercisable as at December 31, 2024.
(4)
0.6 million stock options were exercisable as at December 31, 2024.
(5)
50,000 derivative warrants were exercisable as at December 31, 2024.

Common shares were issued during the year ended December 31, 2024 in connection with the following transactions:

•
The Company issued 3.9 million common shares in connection with the vesting of RSUs under its long term incentive plan;
•
The Company issued 0.1 million common shares for acquiring the rights of a franchise store;
•
The Company issued 1.1 million common shares valued at $3.3 million as part of the consideration for the acquisition of cannabis retail stores pursuant to the Lightbox Transaction;
•
The Company issued 0.2 million common shares valued at $0.4 million related to the acquisition of remaining non-controlling interest in Nova; and
•
The Company purchased and cancelled 5.0 million common shares at a weighted average price, excluding commissions, of $2.61 (US$1.84) per common share for a total cost of $13.2 million including commissions;

From January 1, 2025, to March 17, 2025:

•
The Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

As at March 17, 2025, a total of 257.3 million common shares were outstanding.

Cash Flow Summary

	Year ended December 31
($000s)	2024	2023
Cash provided by (used in):
Operating activities	54,914	(16,648)
Investing activities	17,763	(24,817)
Financing activities	(49,359)	(43,080)
Change in cash and cash equivalents	23,318	(84,545)

Cash Flow – Operating Activities

Net cash provided by operating activities was $54.9 million for the year ended December 31, 2024 compared to $16.6 million used in operating activities for the year ended December 31, 2023. The increase of $71.5 million was due to a decrease in net loss adjusted for non-cash items, an increase in income distributions from equity-accounted investees and the change in non-cash working capital, partially offset by proceeds received in the comparative period for the disposition of marketable securities. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash provided by investing activities was $17.8 million for the year ended December 31, 2024 compared to $24.8 million used in investing activities for the year ended December 31, 2023. The increase of $42.6 million was primarily due to capital distributions from equity-accounted investees and lower additions to equity-accounted investees, partially offset by an increase in additions to investments and acquisitions, net of cash acquired.

Cash Flow – Financing Activities

Net cash used in financing activities was $49.4 million for the year ended December 31, 2024 compared to $43.1 million used in financing activities for the year ended December 31, 2023. The increase of $6.3 million was largely due to repurchases of common shares in the current period, partially offset by decreased payments on lease liabilities.

Free cash flow

	Year ended December 31
($000s)	2024	2023
Free cash flow	8,872	(60,883)

Free cash flow is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was positive $8.9 million for the year ended December 31, 2024 compared to negative $60.9 million for the year ended December 31, 2023. The increase of $69.8 million was mainly due to a decrease in net loss and adjustments for non-cash items, a decrease in non-cash working capital ($22.4 million), income distributions from equity-accounted investees ($10.7 million) and a decrease in payments on lease liabilities ($4.1 million), partially offset by a decrease in proceeds received in the comparative period for the disposition of marketable securities ($6.7 million) and additions to intangible assets ($2.3 million). Net loss and adjustments for non-cash items increased mainly due to increases in gross profit and decreases in general and administrative expenses, depreciation and amortization and restructuring costs. Non-cash working capital related to improvements in accounts receivable, inventory and accounts payable.

Financial Instruments

Refer to note 34 in the Audited Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 for its trade receivables and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at December 31, 2024.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	56,275	—	—	—	56,275
Lease liabilities	41,140	69,863	43,632	26,218	180,853
Financial guarantee liability	—	219	—	—	219
Total	97,415	70,082	43,632	26,218	237,347

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. The Company has settled the existing $2.5 million financial penalty previously accrued and amended its pre-existing data arrangement with the customer.

The Company has entered into certain royalty agreements to pay a certain amount of royalties on cannabis products sold. Should the Company not sell sufficient product in the agreed timeframe, a minimal royalty payment is accrued.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

NON-IFRS FINANCIAL MEASURES AND OTHER MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss) and free cash flow are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

GROSS margin

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2024
Operating income (loss)	12,325	(8,997)	4,391	(63,724)	(20,084)	(76,089)
Adjustments:
Restructuring costs	—	—	48	—	569	617
Goodwill and intangible asset impairments	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	12,325	6,003	4,439	(63,724)	(19,515)	(60,472)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2023
Operating income (loss)	10,120	(849)	(65,749)	(5,217)	(23,322)	(85,017)
Adjustments:
Restructuring costs (recovery)	—	—	13,398	—	(111)	13,287
Goodwill and intangible asset impairments	—	—	29,000	—	—	29,000
Impairments triggered by restructuring	—	—	15,636	—	—	15,636
Adjusted operating income (loss)	10,120	(849)	(7,715)	(5,217)	(23,433)	(27,094)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2024
Operating income (loss)	34,781	(1,742)	2,663	(50,013)	(89,500)	(103,811)
Adjustments:
Restructuring costs	—	—	428	—	2,239	2,667
Goodwill and intangible asset impairments	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	34,781	13,258	3,091	(50,013)	(87,261)	(86,144)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2023
Operating income (loss)	24,655	4,840	(112,744)	11,746	(91,668)	(163,171)
Adjustments:
Restructuring costs	—	—	14,446	—	5,127	19,573
Goodwill and intangible asset impairments	—	—	29,934	—	—	29,934
Impairments triggered by restructuring	—	—	15,636	—	—	15,636
Adjusted operating income (loss)	24,655	4,840	(52,728)	11,746	(86,541)	(98,028)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Change in cash and cash equivalents	(44,617)	(6,942)	23,318	(84,545)
Adjustments:
Repurchase of common shares	13,219	—	13,219	1,536
Changes to debt instruments	—	—	—	—
Changes to long-term investments	5,033	8,325	(67,309)	25,821
Acquisitions, net of cash acquired	37,990	—	39,644	(3,695)
Free cash flow	11,625	1,383	8,872	(60,883)

Same store sales

Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the ABCA, which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

A former member of key management personnel (Taranvir Vander – former President, Liquor Retail; retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease (year ended December 31, 2023 – $167.0 thousand).

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
($000s)	2024	2023
Salaries and short-term benefits	10,788	7,255
Share-based compensation	14,618	9,237
	25,406	16,492

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2024, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units, value of inventory, convertible instruments, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for adult-use and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in NI 52-109) and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based upon evaluation of the Company’s disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to a material weakness in the Company’s internal control over financial reporting further described below.

However, giving full consideration to the material weakness discussed below, the Company has concluded that the Audited Financial Statements present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with IFRS Accounting Standards, as issued by the IASB.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in National Instrument – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards and includes those policies and procedures that:

(1)
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;
(2)
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations of our management and directors; and
(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As at December 31, 2024, the Company’s management determined that it did not maintain effective internal control over financial reporting due to the existence of the following material weakness:

•
Information technology general controls (“ITGCs”) were considered to be not designed effectively to ensure that (i) access to applications and data were adequately restricted to appropriate personnel; (ii) changes to roles and permissions were appropriately tested and monitored as part of system program changes, and (iii) system program changes and data conversion testing were appropriately documented. Business process controls (automated and manual) that are dependent on the affected ITGCs could have been adversely impacted and therefore are also considered to be ineffective as at December 31, 2024.

This material weakness did not result in material misstatements of the Audited Financial Statements. This material weakness creates a reasonable possibility that a material misstatement to the Audited Financial Statements would not be prevented or detected on a timely basis.

In accordance with guidance issued by the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”), companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has limited the evaluation of our internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting of the recently acquired operations of Indiva (acquired on November 4, 2024). The operations of Indiva represent approximately 2% of our current assets, 2% of our long-term assets, 3% of our current liabilities, 0.1% of our long-term liabilities, 1% of our total gross revenues and 7% of our loss as at and for the year ended December 31, 2024.

The Company’s independent auditors, Marcum LLP, have issued an unqualified opinion on the Audited Financial Statements and an adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2024. These audit reports are included in the Audited Financial Statements.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
hiring of new Chief Information Technology Officer to prioritize addressing ITGC issues;
•
enhancing monitoring of change management controls for modifications of security roles and permissions in financial systems;
•
implementation of identity governance and administration solution to address system access concerns;
•
continue with process improvements and strengthening of controls over financial systems; and
•
augmentation of our existing internal audit staff with new co-sourcing partner to enhance the effectiveness and scope of our internal audit function.

At March 17, 2025, the above remediation measures are in progress but will not be considered remediated, until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2025 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of December 31, 2024, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•
the Company’s strategy;
•
expectations with respect to retail and investment operations;
•
expectations with respect to the Restructuring Project, including the costs and savings associated therewith and the timing thereof;
•
the impact of consolidating cannabis segments;
•
the Company’s share repurchase program;
•
expectations with respect to sales to provincial boards;
•
the Company’s ability to adjust its capital resources;
•
the Company’s liquidity needs, including its ability to source its liquidity requirements;
•
the sufficiency of the Company’s capital resources;
•
risks associated with financial instruments and the methods by which the Company manages such risks;
•
expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
•
the impact of changes to critical accounting estimates and new accounting pronouncements; and
•
expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•
the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
•
the Company’s competitive advantages;
•
the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;
•
the Company’s ability to maintain and renew required licences;
•
the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•
the Company’s ability to keep pace with changing consumer preferences;
•
the Company’s ability to protect its intellectual property;
•
the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including Valens;
•
the Company’s ability to retain key personnel;
•
the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
•
the Company’s ability to maintain and keep its public listing on the Nasdaq and the liquidity of the trading of its common shares on a publicly listed stock exchange;
•
the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the SEC, after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.